

Mail Stop 3561

September 18, 2017

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd.
15/F, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000

> **Re:** **Secoo Holding Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed September 11, 2017**
> **File No. 333-220174**

Dear Rixue Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2017 letter.

Principal Shareholders, page 146

1. Your disclosure appears to assume that this offering will not meet the definition of a "Qualified Public Offering" under Section 1.1(d) of the Amended and Restated Shareholder Agreement. Please tell us what consideration you have given to providing additional disclosure regarding the possibility that this offering could meet such definition, as it appears that the calculation could be satisfied depending upon the overallotment and/or price of this offering. Further, you continue to state on page 160, where you describe the terms of this agreement that the participation rights of certain holders will terminate at the completion of this offering even though you have otherwise removed your indication that the right to appoint directors will terminate at the completion of this offering.

General Meetings of Shareholders, page 152

2. We note your disclosure on page 54 that the minimum notice period required to be given by your company to convene a general meeting will be ten calendar days. Please reconcile this statement with your disclosure on page 152 that advance notice of seven days is required to convene annual general shareholders' meeting and any other general meeting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP